AnorMED

Telephone (604) 530-1057
Facsimile (604) 530-0976
Email info@anormed.com
Website www.anormed.com

Good Chemistry

AnorMED is a biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.
01 Message from the President 08 Management's Discussion and Analysis 22 Consolidated Financial Statements 30 Notes to the Interim Consolidated Financial Statements 37 Corporate Information

Message from the President

During the third quarter AnorMED successfully completed two significant business initiatives that addressed growing U.S. shareholder interest and the need to fund the advancement of its two core programs in Stem Cell Transplant and HIV. In November, the Company announced that its shares began trading on the American Stock Exchange (AMEX) under the symbol AOM, and in December, the Company completed a $34.5M bought deal financing. Within our development programs we remain on track to meet two key milestones over the next six months. The first is driven by enrollment of HIV patients into our own Phase Ib/IIa study (XACT study), initiated at the end of November 2005, enabling us to report preliminary results on activity and safety from the first study cohort before the end of March. The second goal is to complete recruitment into our Phase III by the end of the summer 2006. We have now reached our target of 50% patient enrollment into both Phase III studies with MOZOBIL™ in stem cell transplant. Our pre-marketing initiatives for MOZOBIL continue to be guided by new clinical and preclinical data on MOZOBIL, most recently presented at the American Society of Hematology (ASH) meeting in December 2005, that support the drug candidate’s potential to become a standard of care mobilizer for stem cell transplant in cancer patients. Discussions of potential strategic partnerships for the implementation of our development and commercialization plan for MOZOBIL were also initiated this quarter.

Recent Events

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Achieved over 50% enrollment in the Phase III program for MOZOBIL (AMD3100) in stem cell transplantation with a total of 148 out of 300 NHL patients and 162 out of 300 MM patients as of February 6, 2006

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Reported for the first time at ASH, clinical results from the Program for the Compassionate Use of MOZOBIL showing 73% of cancer patients who had failed prior chemotherapy mobilizations succeeded in collecting enough stem cells for transplant when re-mobilized with MOZOBIL and G-CSF

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Raised $34.5M gross proceeds in a bought deal financing December 8, 2005

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Initiated HIV patient enrollment into XACT study for AMD070 on November 29, 2005

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Announced approval to list on the AMEX on November 3, 2005

Upcoming Milestones

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Report preliminary activity and safety of AMD070 in HIV patients in Q106

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Report preclinical data on AMD070 at the Keystone Cell Biology of Virus Entry, Replication and Pathogenesis meeting February 24- March 1, 2006 in Santa Fe, New Mexico

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Report new clinical data from ongoing Phase II trials with MOZOBIL at the Bone Marrow Transplant Tandem Meeting, February 16-20, 2006 in Honolulu, Hawaii and at the European Bone Marrow Transplant Meeting March 19-22, 2006 in Hamburg, Germany

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Complete Phase III recruitment for MOZOBIL in stem cell transplant

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Initiate patient enrollment into Phase I safety study of MOZOBIL in cardiac patients

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Receive milestone payments from Shire contingent upon additional European approvals for FOSRENOL

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Select lead CCR5 HIV inhibitor candidate

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Complete XACT study and submit AMD070 safety and activity data to the World AIDS Conference August 13-18, 2006 and/or the Interscience Conference on Antimicrobial Agents and Chemotherapy September 27-30, 2006

Core Programs

MOZOBIL in Stem Cell Transplant

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat hematologic cancers, such as multiple myeloma (MM) and non-Hodgkin’s lymphoma (NHL), among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation. Data to date shows MOZOBIL helps patients collect more stem cells in less time.

AnorMED’s development program is evaluating the drug’s potential in both types of transplant, autologous and allogeneic, as well as in patients with several different types of cancer, including lymphomas, leukemias and some solid tumour cancers. At the American Society of Hematology (ASH) meeting in Atlanta, Georgia December 10-13, 2005, we presented 6 oral and 6 poster presentations, including new clinical data from the MOZOBIL clinical program. All the data presented continues to support the potential of MOZOBIL as a new standard of care for stem cell mobilization in cancer patients undergoing stem cell transplant. Data reported at ASH included new clinical results from the Compassionate Use Program (CUP), a Phase II study in Hodgkin’s disease and an investigator sponsored study in allogeneic transplant. The key results are described below.

Within AnorMED’s MOZOBIL CUP program, over 150 patients have been enrolled, with various types of cancers; all of whom failed prior attempts to collect stem cells for transplant using standard mobilization regimens. At ASH the first report of clinical results on 70 of these CUP patients showed that remobilization with MOZOBIL and G-CSF allowed 60% of patients to collect enough stem cells for a transplant. Interestingly, 73% of cancer patients who had failed prior mobilizations using chemotherapy, a regimen that usually provides more stems cells even though more toxic, succeeded in collecting enough stem cells for transplant using MOZOBIL in the Compassionate Use Program.

Message from the President continued

Data reported from the Center for International Blood and Marrow Transplant Research Registry in 2002 shows that 28% of patients mobilized with G-CSF will fail to collect the minimum number of cells, and 19% will fail to collect the minimum using G-CSF and chemotherapy. Results from the MOZOBIL CUP presented at ASH address this unmet medical need in transplant and the opportunity MOZOBIL may provide to help these types of cancer patients.

In addition, compelling retrospective clinical data reported by the Mayo Clinic at ASH showing that the type of cells collected using MOZOBIL may positively impact patient outcome and survival was presented. The retrospective study compared progression-free survival at one year post-stem cell transplant between patients transplanted with collections using MOZOBIL and G-CSF and those transplanted with collections using G-CSF alone. One year post transplant, 7/7 patients who received MOZOBIL were in complete remission. In comparison, in the G-CSF alone group 10/29 patients had relapsed disease and 7/29 expired due to disease progression. Although preliminary, we are excited about these results and will continue to evaluate the profile and potential benefits of stem cells collected using MOZOBIL.

New clinical data was also presented at ASH from a Phase II study supporting the role of MOZOBIL in helping patients with Hodgkin’s disease (HD), who are some of the most difficult patients to mobilize, collect more cells for transplant. Additionally, results from an investigator sponsored study on MOZOBIL continue to support its potential use as a single agent to mobilize stem cells from healthy donors for allogeneic stem cell transplantation in cancer patients.

We also continue to develop our Phase II program to address other segments of the transplant market. We have completed three Phase II trials, have completed patient enrollment in three additional Phase II trials, are recruiting patients for a further four Phase II trials, and have recently initiated a small standard Phase I safety trial in renal patients required for the New Drug Application. We plan to continue expanding our Phase II program in order to evaluate the potential of MOZOBIL in combination with different therapies and patient populations, such as with Rituxan. In addition, investigator sponsored studies are ongoing to evaluate MOZOBIL as a single agent in allogeneic transplantation, and the Compassionate Use Program is ongoing to provide MOZOBIL to cancer patients who fail to collect enough stem cells for transplant using standard mobilization regimens.

The two pivotal Phase III studies continue to make steady progress. These studies are ongoing in major transplant centers in the U.S. and one in Europe. As of February 6, 2006, a total of 148 out of 300 NHL patients and 162 out of 300 MM patients have enrolled into these studies. To date, we have 34 sites recruiting for NHL and 34 sites, including one in Germany, recruiting for MM. We anticipate that recruitment rates will remain strong and are maintaining our goal to complete Phase III enrollment and three month follow up by the end of calendar year 2006.

HIV Entry Inhibitor Program

On November 29, 2005, we initiated patient enrollment in a new AnorMED funded and driven Phase Ib/IIa study in HIV patients, termed XACT. This new trial involves two sites, one in the U.S. and the other in the U.K. It is an open label dose-escalation/de-escalation study designed to look at preliminary activity and safety of AMD070 in HIV patients. We plan to report preliminary safety and activity data from this study in the first quarter of 2006 with follow-up at an appropriate conference in the fall. The U.S. Adult AIDS Clinical Trials Group, in collaboration with AnorMED, is conducting its own Phase Ib/IIa study of AMD070 in HIV patients.

Also, our in-house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor. Selection of a lead for clinical development is planned for the first quarter of 2006.

Financing

We completed a bought deal financing for gross proceeds of $34.5M this quarter. The net proceeds will be used to fund Phase II and Phase III trials for MOZOBIL, for the ongoing development of AMD070 and CCR5 HIV entry inhibitors and for general corporate purposes. We are now in a strong cash position to progress our clinical trials, and we are looking forward to 2006 with great optimism.

Other updates

On January 26, 2006 the Company announced it received a requisition to convene a special meeting of shareholders for the purposes of replacing the existing Board of Directors from various entities controlled by Felix J. Baker and Julian C. Baker. Felix Baker is a Director of AnorMED Inc. On February 2, 2006, AnorMED announced its intention to hold a Special Meeting of Shareholders to be held on April 11, 2006 in Vancouver, BC. In addition, AnorMED’s Board of Directors has adopted a Shareholder Rights Plan.

We look forward to updating you on the progress of our programs.

/s/ Michael J. Abrams

Michael J. Abrams, Ph. D.

President & CEO

About Forward-Looking Statements

The following management discussion and analysis of financial condition and results of operations (“MD&A”) contains forward-looking statements within the meaning of applicable law, including the Ontario Securities Act, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The following MD&A contains statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, intentions, expectations and objectives, including:

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 our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

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 our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

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 our estimates regarding capital requirements and our expectations of receiving additional financing.

The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would,” “maintaining” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

All statements in the following MD&A speak only as of January 25, 2006, unless an earlier date is indicated, and, except as required by law and the rules and regulations of the applicable regulatory authorities, we disclaim any obligation to update or revise these statements. Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements may not be achieved and that they should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements as a result of numerous risks, uncertainties and other factors, including those described below under “Certain Risks and Uncertainties”.

Management’s Discussion and Analysis

January 25, 2006  This MD&A should be read in conjunction with the unaudited interim consolidated financial statements and their accompanying notes as at and for the three month period (“Q3-2006”) and the nine month period (“YTD”) in Fiscal 2006 ended December 31, 2005. We encourage you to read the audited annual financial statements, the accompanying notes, and management’s discussion and analysis for the year ended March 31, 2005 included in our Annual Report (“2005 Annual Report”).

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). These differences as they affect the interim consolidated financial statements are described in Note 8 to the unaudited interim consolidated financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to AnorMED Inc., including our Annual Information Form is filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov under the company name “AnorMED Inc.”.

Overview

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. We have four products in clinical development:

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 MOZOBIL™ (trade name for AMD3100, Plerixafor) is a potential new agent for stem cell mobilization in cancer patients undergoing a stem cell transplant that is currently in Phase III and Phase II clinical trials. This is one of the Company’s two core programs focused on targeting the CXCR4 receptor.

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 AMD070 is an HIV entry inhibitor that targets the CXCR4 chemokine receptor that is used by HIV to enter and infect healthy cells. AMD070 is currently recruiting in two trials to evaluate safety and preliminary efficacy. One trial is being conducted in collaboration with the U.S. Adult AIDS Clinical Trial Group (“ACTG”), and the other is the AnorMED-sponsored XACT trial which was initiated this quarter. Preliminary safety and activity results from the XACT trial are expected in the fourth fiscal quarter. This is the second of the Company’s core programs.

Management’s Discussion and Analysis continued

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FOSRENOL™ has received U.S. and Swedish regulatory approvals and is licensed to Shire Pharmaceuticals Group plc (“Shire”) who will have purchased the global patents from us upon payment of U.S.$31 million. We have received U.S.$19 million in milestone payments to date.

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 NX473 has been licensed to NeoRx Corporation for up to U.S.$13 million in milestones and up to 15% in royalty payments. This drug candidate is in Phase II clinical trials.

We also have research programs focused on novel classes of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Two of our early stage programs are:

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CCR5 in HIV – we have an active program to identify inhibitors of the CCR5 chemokine receptor that is also used by HIV to enter and infect healthy cells. We plan to identify a lead clinical candidate in this program in the fourth fiscal quarter.

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MOZOBIL in Heart Tissue Repair – an Investigational New Drug Application (“IND”) has been filed with the U.S. Food and Drug Administration (“FDA”) for a Phase I clinical study to evaluate the potential in MOZOBIL to help repair damaged heart tissue in patients who have suffered heart attacks.

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CXCR4 in Oncology – we have a number of well established collaborations with research groups around the world and will continue with the preclinical work being done in this area.

At December 31, 2005, MOZOBIL reached recruitment targets of approximately 45% in both of our Phase III clinical trials, with over 80% of the contracted sites actively participating in this achievement. We are also conducting a Phase II program to support planned regulatory filings in both Europe and the U.S. One European Phase II trial has recently completed enrollment and four other Phase II’s continue to recruit at sites in the U.S. and Canada. Three new Phase II protocols are being designed and will be submitted to the regulatory authorities with initiation anticipated in the fourth fiscal quarter. Clinical results were presented at the American Society of Hematology (“ASH”) annual meeting by one of our lead investigators announcing an overall success rate of 60% realized for poor mobilizers enrolled in our Compassionate Use of MOZOBIL program (“CUP”). CUP enrolls cancer patients who have failed prior attempts to collect stem cells for transplant using standard mobilization regimens. This data, as well as several other MOZOBIL clinical and preclinical study results, was presented at ASH December 10-13, 2005 in Atlanta, Georgia. We expect that our clinical trial costs will increase directly with the rate of recruitment achieved in these trials over the next several months. Results from these trials are expected to be reported at various scientific conferences throughout 2006.

During this quarter we also announced the enrollment of HIV patients into the XACT trial, a new Phase II clinical trial to evaluate the potential of AMD070 as a new anti-HIV drug. This trial will be fully funded by AnorMED and will be conducted at two sites, one in the U.S. and one in the U.K. The objective of the study is to determine the safety and antiviral activity of AMD070 in HIV-infected patients who harbour the CXCR4 using virus. Initial data from this study is expected in the fourth fiscal quarter. Our Phase Ib/IIa clinical trial collaboration with the ACTG is progressing with the ACTG still bearing the majority of the trial costs. Our responsibility to the collaboration continues to be the manufacturing and analytical costs associated with the supply of drug product, the cost of patient screening and some data analysis. We plan to initiate a Phase I trial designed to monitor drug interaction and for which we will be responsible for all of the costs in the fourth quarter of this fiscal year.

We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

Management’s Discussion and Analysis continued

Effective November 3, 2005, the United States Securities & Exchange Commission (“SEC”) approved our Registration Statement on Form 40-F to register our common shares pursuant to Section 12 (b) of the Securities Exchange Act of 1934. Our shares became eligible for trading on the American Stock Exchange (“AMEX”) on November 4, 2005.

On December 8, 2005, we received net proceeds of approximately $32 million on completion of a Canadian bought deal financing. We issued 8,625,000 common shares at a price of $4.00 per common share. This successful transaction included a base issuance of 6,250,000 common shares plus two fully subscribed options of 1,250,000 and 1,125,000 common shares.

Our financial condition and results of operations for Q3-2006 were consistent with management’s expectations. In some instances the timing of certain expenditures were different than originally planned due primarily to the timing of clinical trials which is inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials and the uncertainties of patient enrollment in clinical trials.

There have been no material changes during Q3-2006 to the forward-looking information provided in the 2005 Annual Report.

Critical Accounting Policies

We have prepared our financial statements according to Canadian GAAP. Our accounting principles and critical accounting policies are described in the “Management’s Discussion and Analysis” section and in the annual financial statements contained in our 2005 Annual Report. During the nine months ended December 31, 2005, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

Results of Operations

We recorded a net loss of $11,403,000 ($0.34 per common share) for the third fiscal quarter, Q3-2006, compared to a net loss of $9,255,000 ($0.29 per common share) for the previous fiscal quarter, (“Q2-2006”), and a net income of $15,848,000 ($0.50 per common share) for the third quarter of fiscal year 2005 (“Q3-2005”).

Revenue

There was no revenue generated from our licensing agreements during Q3-2006 in comparison to revenue of $21.6 million received during Q3-2005. This was a result of Shire receiving FDA approval of FOSRENOL in October 2004, that triggered its obligations to make a milestone payment to us of U.S.$18 million.

We expect that sources of revenue for the next two years will continue to be primarily interest income and payments under licensing and collaborative research agreements. Licensing and collaborative research payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements.

Expenses

Research and Development

Our progress in the development of MOZOBIL and AMD070 in the past year has resulted in a 110% increase in expenditures for the comparable fiscal third quarters. The expenditure increase was also 36% over the previous quarter, Q2-2006. The Phase III clinical trials for MOZOBIL are a significant portion of the increase with recruitment levels reaching almost 45% of the planned 600 patient total at the end of December 31, 2005 in comparison to approximately 30% at the end of September 30, 2005. In addition, three validation batches of drug substance were produced during the quarter along with ongoing analytical work on drug product for MOZOBIL. AMD070 costs were also higher with the initiation of another Phase II trial, manufacturing and analytical costs associated with clinical batches of drug product, and the initiation of long term toxicology studies.

With both of our core programs conducting ongoing clinical trials and planning to initiate additional clinical trials, manufacturing of drug product for AMD070, analytical work on drug product for both AMD070 and MOZOBIL, and ongoing preclinical long-term toxicology studies for AMD070, we expect our research and development expenditures to continue to increase into the fourth quarter of this fiscal year.

We have been augmenting our in-house development capabilities over the past nine months which is reflected in the rise in personnel costs. At the end of Q3-2006, we had 107 research and development employees in comparison to 104 at the end of Q2-2006 and 92 at the beginning of the fiscal year. The expansion has resulted in not only higher personnel costs but also increased lab operations costs and capital expenditures. The full impact on expenditures as a result of these new employees will be reflected in future fiscal periods.

Management’s Discussion and Analysis continued

Stock-based compensation expense for research and development employees of $235,000 was recorded in this period versus $254,000 for the corresponding period last year. In Fiscal 2005, changes were made to the contractual life of future option grants. Grants awarded from the Company’s inception to June 30, 2004, had a contractual life of ten years. The plan amendment, effective July 1, 2004, changed the contractual life to five years. This change resulted in a decrease to the expense amount that is reflected in the stock-based compensation calculation for the current quarter. See the “Share Capital – Stock-based Compensation Expense” note in the accompanying unaudited interim consolidated financial statements for additional details relating to this expense.

General and Administrative

Expenditure levels rose 23% for Q3-2006 over Q2-2006 and approximately 50% over Q3-2005. In November 2005 we received SEC approval to list and trade our common shares on the AMEX. This registration process resulted in non-recurring accounting and legal fees. In addition, we expect to incur a higher level of expenditure in these same areas, as well as in increased investor relations costs and insurance premiums, to maintain our U.S. registration and to comply with the additional regulatory requirements of both Canada and the U.S. Business development activities increased this quarter as a result of travel and other expenses associated with discussions of potential strategic partnerships for the implementation of our development and commercialization plan for MOZOBIL. Marketing expenditures will also increase as pre-commercialization activities for MOZOBIL in North America and Europe progress.

Recruitment of key personnel in the previous quarter resulted in increased personnel costs for the period ended December 31, 2005. As noted in research and development, the costs related to the hiring over the past nine months will result in a higher level of personnel costs than previously realized in Fiscal 2005.

Stock-based compensation was $78,000 for Q3-2006 compared to $84,000 for Q3-2005, decreasing for the same reason described above for research and development personnel.

Amortization

Amortization expense had a nominal increase over the prior period, Q2-2006. Although capital expenditures had a significant increase this quarter over Q2-2006, the purchases were implemented throughout the quarter. As a result, full amortization for these purchases was not required for the period. Amortization expense related to these purchases will begin to be recognized in the fourth fiscal quarter and the following future periods to the conclusion of their useful lives. We anticipate a steady increase in amortization expense to occur over the next several fiscal quarters due to our increased capital expenditures for our planned implementation of an Electronic Document Management System (“EDMS”) and an office expansion for our new personnel.

Other Income (Expenses)

During Q3-2006, interest income rose by 12% in comparison to Q2-2006 due to the receipt of $32 million from the December financing and rising interest rates in both Canada and the U.S. Income from investments increased over 20% from Q3-2005 as a result of higher interest rates and higher average cash balances.

The Canadian dollar ended Q3-2006 at nearly the same position against the U.S. dollar as in Q2-2006. As a result we recognized a small foreign exchange gain of $26,000. High volatility in the currencies has caused a significant fluctuation in recognized costs with a foreign exchange gain of $290,000 recorded in Q1-2006 and a foreign exchange loss of $706,000 in Q2-2006. The year to date impact for Fiscal 2006 is a net foreign exchange loss of $390,000.

Upon review of our holdings in NeoRx Corporation, the market fluctuations in their stock price were assessed to be a temporary decline. Therefore, no impairment charges were recorded for this fiscal quarter similar to the comparative third quarter, Q3-2005. The investment in NeoRx Corporation common shares was received originally as a partial payment for a licensing milestone. There has been no change in the carrying value of the NeoRx shares that we held in Q3-2006 other than the effect of the change in exchange rates. See the “Long-term Investment” note in the accompanying unaudited interim consolidated financial statements for further details.

Management’s Discussion and Analysis continued

Summary of Quarterly Results

The following table summarizes our unaudited quarterly consolidated statements of operations for the last eight quarters. This information should be read in conjunction with our audited consolidated financial statements for our fiscal years ended March 31, 2004 and 2005.

(in thousands of Canadian dollars, except per share data)

	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005
Revenue	$ 1,955	$ 2,310	$ 11	$ 21,600	$ 347	$ 25	$ -	$ -
Net income (loss)	$(3,931)	$(3,814)	$(6,584)	$ 15,848	$(7,619)	$(8,025)	$ (9,255)	$ (11,403)
Income (loss) per share	$ (0.12)	$ (0.12)	$ (0.21)	$ 0.50	$ (0.24)	$ (0.25)	$ (0.29)	$ (0.34)

Quarterly Trends

The pattern of spending in the past eight quarters reflects our commitment to our core development programs for MOZOBIL and AMD070 and our pre-marketing initiatives for MOZOBIL. By the end of March 31, 2004, we had initiated and expanded our Phase II clinical trials with MOZOBIL and initiated a Phase I clinical trial for AMD070. By the end of March 31, 2005, we had initiated two Phase III trials along with additional Phase II trials for MOZOBIL and added a Phase Ib/IIa clinical trial for AMD070. We initiated another Phase II trial, along with several long term toxicology studies, for AMD070 during the last fiscal quarter ended December 31, 2005. Manufacturing costs of drug substance and drug product to support these clinical trials and our ongoing preclinical studies, as well as analytical costs, were incurred over all eight quarters. Throughout the period our research programs have focused on developing a CCR5 clinical candidate and developing backup CXCR4 inhibitors for the treatment of HIV and, in the last few quarters, we have added the evaluation of CXCR4 inhibitors in cardiac tissue repair and oncology. In future quarters, we will continue to incur losses as we advance through the MOZOBIL Phase III clinical trials and the regulatory requirements in support of filing a New Drug Application (“NDA”) with the U.S. FDA and the pre-commercialization activities for MOZOBIL. We will also incur losses as we progress the development of AMD070. These operating results are not necessarily indicative of results for any future period and should not be relied on to predict our future performance.

Liquidity and Capital Resources

As at December 31, 2005, we had a total cash position of $72,105,000 comprised of cash, cash equivalents and short-term investments. Cash equivalents and short-term investments include $69,310,000 invested in high-grade, liquid commercial, financial and government paper with maturity dates ranging up to one year and realizing an average interest rate this quarter of 3.31% compared to 2.90% for Q2-2006. Our working capital is approximately $66.3 million as at December 31, 2005, as compared to $62.1 million at March 31, 2005. The increase in our  working capital is primarily attributable to the receipt of funds from our recent financing offset by funds used in operations. Year to date, the Canadian dollar has continued to strengthen against the U.S. dollar which has had a positive impact on our reported expenses as the majority of our marketing studies and research and development contracts are negotiated in U.S. dollars. As at December 31, 2005, the majority of our cash and short-term investments are denominated in Canadian dollars. The milestone payment from Shire that we received in October 2004 was denominated in U.S. dollars and we expect to use this cash to fund our U.S. denominated goods and services over the next few quarters. This should reduce our exchange rate risk during this period of currency volatility. We anticipate that any additional revenues received in U.S. dollars will remain in that currency to further reduce exchange rate exposure. We currently do not engage in foreign exchange hedges.

Management’s Discussion and Analysis continued

There has not been any material change in contractual obligations during Q3-2006 that are outside the ordinary course of our business.

During Q3-2006, capital expenditures of $483,000 were incurred that were substantially higher than those made during Q2-2006 of $268,000 and during Q3-2005 of $93,000. In preparation of our future NDA filing, we entered into an agreement in Q2-2006 with a supplier to validate and install an EDMS so that we can electronically file our regulatory submissions with the FDA instead of sending paper. We have expended $153,000 for the EDMS project in software and consulting costs in this quarter and anticipate full implementation of this project during the fourth quarter of this fiscal year. Additionally, approximately $286,000 was expended on office renovation and computer and office equipment during Q3-2006. As of December 31, 2005, we have made material commitments for capital expenditures, including the completion of the EDMS project and renovations to our existing office space for an estimated $1,030,000. These pending capital expenditures will accommodate our increase in personnel and extend into the first quarter of Fiscal 2007.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions

We did not have any transactions with related parties during the year that are reportable under Canadian or U.S. GAAP.

Outstanding Share Data

On December 8, 2005, we completed a bought deal financing of 8,625,000 common shares at a price of $4.00 per common share for gross proceeds of $34.5 million. We incurred share issue costs of $2,503,000 on the offering. As at December 31, 2005, we had approximately 40.5 million issued and outstanding common shares. In addition, as at December 31, 2005, we had approximately 3.6 million stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000. We believe that this number will be sufficient to support our option-granting program for approximately the next three years. See the “Share Capital” note in the accompanying unaudited interim consolidated financial statements for more details.

Our cash on hand, together with expected interest income, supplemented by contractual payments on existing licensing agreements, is expected to be sufficient to fund our operations as previously described into Fiscal 2007. Our funding needs may, however, vary depending upon a number of factors including: progress in our research and development programs and the number and breadth of these programs; the costs associated with completing clinical trials and the regulatory process; collaborative license agreements with third parties; our ability to attract and retain corporate partners and their effectiveness in carrying out the development and commercialization of product candidates; the cost of licensing or acquiring additional products for development; competing technological and market developments; and the costs of enforcing and prosecuting patent claims and other intellectual property rights. In the future we will need to raise substantial additional funds to continue our research and development programs and to commence, and continue, the preclinical studies and clinical trials necessary to obtain marketing approval. We continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings but we cannot assure you that we will be able to obtain additional financing upon acceptable terms, if at all.

Risks and uncertainties related to our financial performance and certain industry factors are discussed in detail in the “Management’s Discussion and Analysis” section of our 2005 Annual Report, the “Risk Factors” section of our Annual Information Form filed June 28, 2005, our Final Prospectus from our recent financing filed December 1, 2005 and in Exhibit 99.1 of the Form 6-K filed with the SEC on December 23, 2005 and remain substantially unchanged, except as described in this MD&A.

Management’s Discussion and Analysis continued

Certain Risks and Uncertainties

Our Final Prospectus from our recent financing filed December 1, 2005 which is available on SEDAR at www.sedar.com and Exhibit 99.1 of the Form 6-K filed with the SEC on December 23, 2005 which is available on EDGAR at www.sec.gov, describe risks, uncertainties and factors that our management believes could materially affect our business, financial condition and results of operations and cause actual results or events to differ materially from the plans, intentions and expectations expressed or implied in our forward-looking statements, including:

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our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

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our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization;

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clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

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our lack of any revenues from the sale of our products, history of operating losses and expectation that we will incur additional losses in the future;

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our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

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our ability to obtain and protect patents and other intellectual property rights for our drug candidates;

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our ability to operate without infringing on the intellectual property rights of others;

•

our ability to comply with applicable governmental regulations and standards, including hazardous materials and environmental regulations;

•

development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•

our ability to establish a successful commercialization program for our products either through resources we establish or through outsourcing contracts with third parties;

•

our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

•

our ability to hire and retain key management and scientific personnel;

•

changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

•

changes in foreign currency exchange rates;

•

our business is subject to potential product liability and other claims;

•

our ability to maintain adequate insurance at acceptable costs;

•

our dependence on collaborative partners;

•

further equity financing may substantially dilute the interests of our shareholders;

•

our business is governed by Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in our shareholders’ place of residence;

•

our business is not a Passive Foreign Investment Company at this time; however, should our status change this might adversely affect the tax status of our U.S. shareholders; and

•

our business is governed by the federal laws of Canada and U.S. shareholders may not be able to obtain enforcement of civil liabilities against us and certain of our directors and officers.

We encourage you to read those descriptions carefully. Although we have attempted to identify important risks, uncertainties and other factors that could materially affect our business, financial condition and results of operations, and that could cause actual results or events to differ from those expressed or implied in our forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)	As at December 31	As at March 31
	2005	2005
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$66,635	$57,834
Short-term investments	5,470	7,440
Accounts receivable	401	513
Prepaid expenses	1,500	1,001
	74,006	66,788
Security deposit	100	100
Long-term investment (note 3)	281	292
Property and equipment, net	3,333	3,040

	$77,720	$70,220
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 6)	$7,735	$4,709

Shareholders' equity
Share capital (note 4)
Issued and outstanding:
Common shares - 40,525,492	185,999	153,786
(March 31, 2005 - 31,829,493)
Additional paid-in capital (note 4)	2,642	1,698
Accumulated deficit	(118,656)	(89,973)
	69,985	65,511

	$77,720	$70,220

See accompanying notes to the interim consolidated financial statements.

On behalf of the Board,

/s/ Willem Wassenaar	/s/ Colin Mallet
Willem Wassenaar	Colin Mallet
Director	Director

2/23/2006

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars,		For the three months ended		For the nine months ended
except per share amounts)		December 31		December 31
(unaudited)	2005	2004	2005	2004

Revenue
Licensing	$-	$21,600	$25	$23,921

Expenses
Research and development	9,181	4,380	22,726	13,461
General and administrative	2,460	1,639	6,187	4,703
Amortization	225	218	645	668
	11,866	6,237	29,558	18,832
Other income (expense)
Interest and other income	437	364	1,240	1,032
Foreign exchange loss	26	121	(390)	106
Other expenses	-	-	-	(777)
	463	485	850	361

Net income (loss)	$(11,403)	$15,848	$(28,683)	$5,450

Income (loss) per common share (note 2)	$(0.34)	$0.50	$(0.88)	$0.17

Diluted income (loss) per common share	$(0.34)	$0.48	$(0.88)	$0.16

See accompanying notes to the interim consolidated financial statements.

2/23/2006

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of Canadian dollars, except share amounts)				Additional	Total
	Common		Accumulated	paid-in	shareholders'
(unaudited)	shares	Amount	deficit	capital	equity

Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$65,511
Issued for cash	14,800	51	-	-	51
Issued on exercise of options	1,399	7	-	(3)	4
Stock-based compensation	-	-	-	333	333
Net loss	-	-	(8,025)	-	(8,025)

Balance at June 30, 2005	31,845,692	153,844	(97,998)	2,028	57,874
Issued for cash	1,000	3	-	-	3
Issued on exercise of options	24,000	58	-	-	58
Stock-based compensation	-	-	-	305	305
Net loss	-	-	(9,255)	-	(9,255)

Balance at September 30, 2005	31,870,692	153,905	(107,253)	2,333	48,985
Issued for cash	16,500	55	-	-	55
Issued on exercise of options	13,300	42	-	(9)	33
Issued for cash pursuant to public financing (note 4)	8,625,000	34,500	-	-	34,500
Share issue costs	-	(2,503)	-	-	(2,503)
Stock-based compensation	-	-	-	318	318
Net loss	-	-	(11,403)	-	(11,403)

Balance at December 31, 2005	40,525,492	$185,999	$(118,656)	$2,642	$69,985

				Additional	Total
	Common		Accumulated	paid-in	shareholders'
	shares	Amount	deficit	capital	equity

Balance at March 31, 2004	31,740,148	$153,452	$(87,804)	$401	$66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)

Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48	-	-	48
Issued on exercise of options	45,498	144	-	(3)	141
Stock-based compensation	-	-	-	374	374
Net loss	-	-	(6,584)	-	(6,584)

Balance at September 30, 2004	31,812,756	153,713	(98,202)	987	56,498
Issued for cash	1,600	10	-	-	10
Issued on exercise of options	9,597	41	-	(4)	37
Stock-based compensation	-	-	-	349	349
Net income	-	-	15,848	-	15,848

Balance at December 31, 2004	31,823,953	$153,764	$(82,354)	$1,332	$72,742

See accompanying notes to the interim consolidated financial statements.

2/23/2006

CONSOLIDATED STATEMENTS OF CASH FLOWS
		For the three months ended		For the nine months ended
(In thousands of Canadian dollars, except per share amounts)		December 31		December 31
(unaudited)	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Net income (loss)	$(11,403)	$15,848	$(28,683)	$5,450
Items not involving cash
Amortization	225	218	645	668
Loss on disposal of property and equipment	19	-	33	7
Licensing revenue received in shares	-	-	-	(1,281)
Unrealized foreign exchange loss on long-term investment	-	31	11	46
Loss on revaluation of long-term investment	-	-	-	777
Compensatory stock options (note 4)	318	349	956	953
Changes in non-cash operating working capital
Accounts receivable	(101)	6	112	21
Prepaid expenses	(633)	(532)	(499)	(555)
Accounts payable and accrued liabilities	2,833	(678)	3,026	(1,334)

	(8,742)	15,242	(24,399)	4,752
Investments:
Net sale (purchase) of short-term investments	(2,982)	6,872	1,970	(1,833)
Proceeds on disposal of property and equipment	-	-	16	-
Purchase of property and equipment	(483)	(93)	(987)	(590)
	(3,465)	6,779	999	(2,423)
Financing:
Issuance of shares, net of share issue costs	32,085	47	32,201	290

Increase in cash and cash equivalents	19,878	22,068	8,801	2,619
Cash and cash equivalents, beginning of the period	46,757	21,159	57,834	40,608

Cash and cash equivalents, end of the period	$66,635	$43,227	$66,635	$43,227

See accompanying notes to the interim consolidated financial statements.

2/23/2006

Notes to the Interim

Consolidated Financial Statements

(all amounts are expressed in Canadian dollars unless otherwise indicated)

Note 1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2005 Annual Report filed with the appropriate Securities Commissions.

These interim consolidated financial statements include our financial statements and those of our wholly-owned subsidiary – AnorMED U.K. Limited. We have eliminated all material intercompany balances and transactions.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2005 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

Note 2. Loss Per Common Share Data

Loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed in accordance with the treasury stock method assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share where the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

Note 3. Long-term Investment

The Company’s long-term investment represents a portfolio investment of 243,711 NeoRx Corporation common shares which is accounted for using the cost method. A quarterly review of the investment is made and management has assessed the market fluctuations to be a temporary decline. Therefore, no impairment charges were recorded for the quarter ending December 31, 2005 (2004 - nil).

As at December 31, 2005, the investment had a carrying value of $281,000 and a quoted market value of $213,000.

Note 4. Share Capital

Incentive Stock Option Plan

At December 31, 2005, the Company had 3,595,963 stock options outstanding (of which 2,805,070 are exercisable) at a weighted average exercise price of $5.88 per common share and expiring at various dates from November 4, 2006 to June 9, 2014.

Details of the stock option transactions for the nine months ended December 31, 2005 are summarized as follows:

Notes to the Interim Consolidated Financial Statements

Note 4. Share Capital continued

	Number of	Weighted
	stock	average
	options	share
	outstanding	price
Balance, March 31, 2005	3,261,163	$6.15
Options granted	414,800	4.19
Options exercised	(38,699)	2.38
Options cancelled	(41,301)	10.94
Balance, December 31, 2005	3,595,963	$5.88

Stock-based Compensation Expense

The Company recognized $5,000 (2004 - $11,000) in compensation expense for the quarter ended December 31, 2005, as a result of stock options awarded to non-employees in previous fiscal periods. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.

Compensation expense of $313,000 (2004 - $338,000) has also been recognized in the quarter ended December 31, 2005 for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method. The expense was recorded as personnel costs, in research and development expense $235,000 (2004 - $254,000) and in general and administrative expense $78,000 (2004 - $84,000), in the consolidated statements of operations.

Notes to the Interim Consolidated Financial Statements

Note 4. Share Capital continued

The following pro forma financial information reflects the net loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Handbook Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using a fair value method:

(In thousands of Canadian dollars, except for share amounts)

		For the		For the
	Three months ended		nine months ended
	December 31			December 31
	2005	2004	2005	2004
Net income (loss)
– as reported	$(11,403)	$15,848	$(28,683)	$5,450
Net income (loss)
– pro forma	$(11,403)	$15,814	$(28,690)	$5,233
Income (loss) per common
share – as reported	$ (0.34)	$0.50	$(0.88)	$0.17
Income (loss) per common
share – pro forma	$ (0.34)	$0.50	$(0.88)	$0.17
The weighted average
fair value per share of
stock options granted
during the period	$ 2.49	$ 4.30	$ 2.44	$ 5.60

The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

		For the		For the
		three months ended		nine months ended
		December 31		December 31
	2005	2004	2005	2004
Expected life of the
option in years	5.0	5.0	5.0	7.8
Volatility	64.62%	70.59%	67.92%	71.75%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.94%	3.90%	3.54%	4.41%

AnorMED’s shareholders approved an amendment to the Incentive Stock Option Plan which changed the contractual life of future option grants to five years from the original ten years. This change was approved September 16, 2004, made retroactive to June 30, 2004, and is reflected in all of the weighted average assumptions listed above.

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001 and may not be representative of future amounts since the estimated fair value of stock options is amortized over their three year vesting period and additional options may be granted in future periods.

Additional Paid-in Capital

During the quarter ended December 31, 2005, 13,300 options were exercised by employees. Of these, 4,300 options were granted after April 1, 2003, therefore $9,000 additional paid in capital was reclassified to share capital.

2005 Common Share Financing

On December 8, 2005, pursuant to an agreement with an underwriting syndicate, the Company issued 8,625,000 common shares at a price of $4.00 per share for gross proceeds of $34,500,000. The Company incurred total share issue costs of $2,503,000 on the offering.

Note 5. Collaborative Agreements and Commitments

The Company enters into collaborative agreements with academic and corporate research organizations in the normal course of business that provide resources and expertise which complement and advance the Company’s research and development programs. If all of the Company’s contractual obligations were satisfied, including full patient recruitment in all current clinical trials, the total committed expenditures outstanding as at December 31, 2005 are approximately $12,000,000 (2004 - $6,537,000).

As at December 31, 2005, the Company has material commitments for capital expenditures of approximately $1,030,000 (2004 – nil).

Notes to the Interim Consolidated Financial Statements

Note 6. Supplementary Information

Accounts payable and accrued liabilities

	As at	As at
	December 31	March 31
	2005	2005
Trade accounts payable	$ 2,880	$1,506
Collaborative agreements	2,980	1,598
Employee-related accruals	1,252	1,394
Other	623	211
	$ 7,735	$ 4,709

Supplementary information of cash flows

		For the		For the
		three months ended		nine months ended
		December 31		December 31
	2005	2004	2005	2004
Interest received	$ 382	$ 199	$ 1,349	$909

Note 7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

Note 8. United States Generally Accepted

Accounting Principles

The financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which, in the case of the Company conforms in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the additional disclosure differences as set forth below, described more fully in the Item 18 reconciliation with U.S. GAAP for the year ended March 31, 2005, incorporated by reference in the Company’s registration statement on Form 40-F:

a)

Stock-based Compensation

i)

Under Canadian GAAP, the Company adopted the recommendations of CICA Handbook Section 3870 for the year ending March 31, 2004 and has chosen to prospectively adopt the fair value method of accounting for stock-based compensation. For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (“SFAS 148”), ‘Accounting for Stock-Based Compensation – Transition and Disclosure’, an amendment to Statement of Financial Accounting Standard No. 123 (“SFAS 123”) ‘Accounting for Stock-Based Compensation’ for employee awards granted under its stock option plan, modified or settled subsequent to April 1, 2003. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to April 1, 2003 using a fair value based method. As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP as of April 1, 2003, employee stock-based compensation expense amounted to $313,000 for both U.S. GAAP and Canadian GAAP for the three months ended December 31, 2005 (2004 - $338,000).

ii)

Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. Under Canadian GAAP, the Company adopted the recommendations of CICA Handbook Section 3870 effective April 1, 2001 and had chosen to prospectively adopt the fair value method of accounting for stock-based compensation for all  stock-based payments granted to non-employees on or after April 1, 2001. For the purposes of reconciliation to U.S. GAAP, the Company was not required to record additional compensation expense, in respect of options granted to non-employees prior to April 1, 2001, and as such, there are no measurable differences between Canadian and U.S. GAAP related to the stock-based compensation to non-employees.

Notes to the Interim Consolidated Financial Statements

Note 8. United States Generally Accepted Accounting Principles continued

iii) Prior to the adoption of SFAS 148, had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123 for awards issued prior to April 1, 2003, loss for the year and loss per share under U.S. GAAP would have been the pro forma numbers indicated below:

(In thousands of Canadian dollars, except per share amounts)

		For the		For the
		three months ended		nine months ended
		December 31		December 31
	2005	2004	2005	2004
Net income (loss) under
Canadian and U.S.
GAAP – as reported	$(11,403)	$15,848	$(28,683)	$5,450
Net income (loss) under
U.S. GAAP – pro forma	$(11,403)	$15,814	$(28,690)	$5,233
Basic income (loss) per
common share under
Canadian and U.S.
GAAP – as reported	$(0.34)	$0.50	$(0.88)	$0.17
Basic income (loss) per
common share under
U.S. GAAP – pro forma	$(0.34)	$0.50	$(0.88)	$0.17

iv) For the purposes of determining fair value of stock options awarded under (a) (i), (ii), and (iii) above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the weighted-average assumptions as in Note 4.

Company Contact

Elisabeth Whiting, M.Sc.
V.P. Corporate Development
and Communication

Kim Nelson, Ph.D.
Manager,
Investor Relations

Stock Listing

The Company's common shares are traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AOM

AnorMED Inc.

Suite 200
20353 - 64th Avenue
Langley, B.C.  V2Y 1N5

Telephone Facsimile Email Website	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com